# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NovaBay Pharmaceuticals, Inc., CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 01/16/2026
Amends the filing with accession number 0001829126-25-008155
Filed by CIK 0002028474
Persons authorized to receive notices and communications: FRAMEWORK VENTURES IV L.P., 600 Montgomery Street, Floor 42, San Francisco, California (CA), 94111, 628-233-0357

## Reporting persons
- Framework Ventures IV L.P. (CIK 0002028474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of 56,806,080 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 126,173,650 shares of Common Stock outstanding as of January 16, 2026.
- Framework Ventures Management LLC (CIK 0002091751): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of 56,806,080 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 126,173,650 shares of Common Stock outstanding as of January 16, 2026.
- Framework Ventures IV GP LLC (CIK 0002092591): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of 56,806,080 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 126,173,650 shares of Common Stock outstanding as of January 16, 2026.
- Spencer Vance (CIK 0002092030): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of 56,806,080 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 126,173,650 shares of Common Stock outstanding as of January 16, 2026.
- Anderson Michael Ernest (CIK 0002093174): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 56,806,080; sole dispositive power 0; shared dispositive power 56,806,080; aggregate amount beneficially owned 56,806,080 (45% of the class)
  Comment: Framework Ventures IV L.P.'s beneficial ownership of the reported securities is comprised of 56,806,080 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 126,173,650 shares of Common Stock outstanding as of January 16, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: NovaBay Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Comment: Explanatory Note: This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 15, 2025, as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed on October 25, 2025 (as amended, the "Statement") by Framework Ventures IV L.P. ("Framework") with respect to the Common Stock of NovaBay Pharmaceuticals, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or otherwise stated below, the information for Framework in the Statement remains unchanged. This Amendment No. 2 is being filed to report the Reporting Persons identifying as a "group" with R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.

## Item 4. Purpose of Transaction
Purpose of transaction: On January 16, 2026, the Company, R01 Fund LP ("R01") and Framework entered into a securities purchase agreement (the "Securities Purchase Agreement"), pursuant to which R01 and Framework purchased pre-funded warrants exercisable for shares of Common Stock (the "January 2026 Pre-Funded Warrants") for a purchase price of $0.17 per share of underlying Common Stock. The January 2026 Pre-Funded Warrants are not exercisable until six months after issuance; accordingly, the shares underlying such warrants are not deemed beneficially owned by the Reporting Persons for purposes of this Statement under Rule 13d-3 and are excluded from the ownership percentages reported herein. The 2026 Pre-Funded Warrants vest on a tiered basis, with 20% of the 2026 Pre-Funded Warrants becoming exercisable 6 months after execution of the Securities Purchase Agreement, 30% of the 2026 Pre-Funded Warrants becoming exercisable 9 months after execution of the Securities Purchase Agreement and the remaining 50% of the 2026 Pre-Funded Warrants becoming exercisable 12 months after execution of the Securities Purchase Agreement, each subject to receipt of stockholder approval. In connection with the same transaction, the Company and certain purchasers, including Framework, entered into an investors' rights agreement (the "Investors' Rights Agreement") that, among other things, provides Framework: (1) customary demand rights for their shares of Common Stock underlying the January 2026 Pre-Funded Warrants, (2) customary piggyback registration rights and (3) nomination rights to appoint one director to the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 56,806,080 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 45.0% of the outstanding shares of Common Stock, based on the aggregate of 126,173,650 shares of Common Stock outstanding as of January 16, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 0.00

2. Shared power to vote or direct vote: 56,806,080 shares of Common Stock

3. Sole power to dispose or direct the disposition: 0.00

4. Shared power to dispose or direct the disposition: 56,806,080 shares of Common Stock
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As described in Item 4 above, on January 16, 2026, the Company, R01 and Framework entered into the Securities Purchase Agreement and the Investors' Rights Agreement.

The descriptions of the Securities Purchase Agreement and the Investors' Rights Agreement above do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement and the Investors' Rights Agreement, which are filed as exhibits to this Amendment No. 2 to Schedule 13D, and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Form of Pre-Funded Warrant (incorporated by reference to the Company's current report on Form 8-K filed on January 16, 2026).

Exhibit 99.2: Investors' Rights Agreement (incorporated by reference to the Company's current report on Form 8-K filed on January 16, 2026).

## Signatures
- Framework Ventures IV L.P.: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (01/21/2026)
- Framework Ventures Management LLC: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (01/21/2026)
- Framework Ventures IV GP LLC: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (01/21/2026)
- Spencer Vance: /s/ Vance Spencer, Vance Spencer (01/21/2026)
- Anderson Michael Ernest: /s/ Michael Ernest Anderson, Michael Ernest Anderson (01/21/2026)